SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Signing of Share Purchase and Sale Agreement

Rio de Janeiro, October 03, 2024, Centrais Elétricas Brasileiras S/A - Eletrobras informs that it concluded the signing of the Share Purchase and Sale Agreement with Companhia Celg de Participações - CelgPAR for the uncrossing of minority equity interests in the SPEs Vale do São Bartolomeu Transmissora de Energia S.A. - VSB and Lago Azul Transmissão S.A. – LAZ, through:

(i) acquisition, by ELETROBRAS, of 10.0% of the stake held by CelgPAR in VSB for R$36.3 million and;

(ii) sale of the 49.9% stake in LAZ held by ELETROBRAS to CelgPAR for R$7.4 million.

With the conclusion of the transaction, which is subject to usual market conditions, Eletrobras will complete the consolidation of 100% of its stake in VSB, a transmission company composed of 161.5 km of transmission lines and 01 substation, located in the state of Goiás and in the Federal District, totaling R$ 50.5 million in RAP (2024/25).

PRE-TRANSACTION STRUCTURE
POST-TRANSACTION STRUCTURE
Eletrobras
CELGPAR
90%
10%
49.9%
50.1%
VSB
Lago Azul
Eletrobras
CELGPAR
100%
100%
VSB
Lago Azul

The operation reinforces Eletrobras' commitment to optimizing minority interests, following capital discipline, and simplifying its structure as provided for in its Strategic Plan.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.